April 22, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628
Attn: John R Lucas

Re:	Jintai Mining Group, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-168803
Filed April 1, 2011

Dear Mr. Lucas:

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 1, 2011, relating to the above- captioned Registration Statement. The Company has amended the Registration Statement in response to the SEC's comments.  In addition, we have made non-material corrections to the Registration Statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 6 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Our Products, page 68

Comment:          1.           We note your response to prior comment two which indicates that you conduct inventory semi-annually and did not account for incremental tailing production in the quarter ended December 31, 2010. Please clarify:
•	The process of producing tailings from the timeframe when ore is initially mined until such time that tailings are sold to third parties;
•	How you determined the accuracy of quantities and amount of tailings ending inventory is correct as of December 31, 2010 given that you did not account for third quarter production;
•	How you allocate costs to tailings and other products if production of tailings is unknown;
•
How you determine quantities and amounts of inventory for products other than tailings such as zinc calcine, zinc dust and sand, oxidized ore, pyrite, sulfuric acid, lead concentrates, and electric dust. Your response should separately address each product in detail; and

•	How your method of accounting for tailings inventory impacts your accounting for inventory of products other than tailings.

Response:
The process of producing tailings comes after the separation process of zinc concentrate, lead concentrate and pyrites in the concentrator.  Run-of-mine ore is initially crushed and delivered to the ball mill and the milled material is then passed-on to a spiral classifier.  The undersize from the spiral classifier is sent to flotation cells while the oversize is returned to the ball mill for further milling.  During the flotation process, zinc concentrate, lead concentrate and pyrites are separated, leaving tailings as their "waste".  The zinc concentrate, lead concentrate and pyrites are then bagged for sale while the tailings with remnant elements are discharged into the tailings impoundment and thereafter sold by bulk to buyers.  Prior to delivery, buyers will conduct on-site, random tests to ensure that the quality of such tailings is acceptable. Tailings sold are weighed after they are loaded onto trucks.

According to the Company’s accounting policies, it conducts a semi-annual inventory check for tailings in the first week of October and April of every year.  Thereafter, the Company makes cost allocation adjustments to each product accordingly.  The tailings ending inventory as if of the third quarter is calculated by subtracting the third quarter’s actual sales quantities and amounts from the second quarter’s ending inventory balance.  Since the Company conducted a semi-annual inventory check for tailings in October, 2010 as well as its sales record track for tailings quantities, and amounts were measured using the dimension measurement method and weighing scale method during the period, the Company could ensure the accuracy of quantities and amount of tailings as of December 31, 2010.  The weighing scale method is used when the tailings are loaded in the truck prior to delivery. In order to timely and accurately present the quantity of tailings inventory and cost allocation, the Company has decided to change the frequency of its tailings inventory check from semi-annually to quarterly beginning on April 1, 2011.

The costs were allocated to products other than tailings in the quarters when productions of tailings were unknown in the first and the third quarter.  After the Company conducted a semi-annual inventory count for tailings in October 2010, it made an adjustment to cost allocation of each product accordingly.  Except for tailings, the quantities of other products were recorded on a monthly basis.

The Company determines quantities and amounts of inventory for products by using the weighing scale and dimension measurement method.  Please refer to the below table for methods used for each product.

Method	Products
Weighing scale	Zinc calcine, Zinc dust and sand, Oxidized ores, Pyrites, Sulfuric acid, Lead concentrates, Electric dusts
Dimension measurement	Raw ores, Tailings

Since the costs were allocated to products other than tailings in the quarters when production of tailings were unknown, the Company needed to make adjustments to cost allocation after it conducted the inventory count for tailings.  The principle of cost re-allocation was based on the ratio of each product’s value inferred from their average market prices.  The costs allocated to zinc concentrates, lead concentrates and pyrites were re-allocated among them, and tailings according to their average market prices.  The impact would be a decrease in the costs of zinc and lead concentrates and pyrites.  Along with a decreased cost of zinc concentrates, which were raw materials for the smelter, costs of zinc calcine, zinc dust and sand, electric dust, and sulfuric acid were also affected.  The decreased cost amount of zinc concentrates would be deducted from zinc calcine, zinc dust and sand, electric dust, and sulfuric acid proportionately following the cost re-allocation principle.

Consolidated Statements of Cash Flows, page Q-4

Comment:          2.           We note your response to prior comment four which indicates that you decided to dispose of certain fixed assets that aggregated $4,045,289. We also note that you no longer record depreciation associated with such fixed assets. Please tell us the nature of your plans and the timeframe in which formalized your decision to dispose of these assets. In addition, refer to ASC 360-10-45-9 and tell us if you met the criterion to classify these fixed assets as held for sale and if applicable the date in which you met such criteria.

Response:
Please refer to the below table for the nature of the Company’s plans and timeframe in which formalized its decision to dispose of these asset.  The Company has clarified that the disposed smelting equipments are classified as being held for sale.

Disposed fixed assets	Acquisition cost	Non-accrual depreciation	Manner	Timeframe	Reason
A disposed subarea of the tailings containment facility	$2,028,267	$73,778	Abandonment	In the month of March 2011	It was disposed due to environmental technological reform
A disposed adit in working area No.3 in Shangchao mine	$384,805	$13,997	Abandonment	In the month of March 2011	It was disposed due to the failure to repair and safety concern
A disposed zinc-oxide production workshop	$608,513	$22,135	Abandonment	In the month of March 2011	The production workshop was damaged and no longer aligned with our day-to-day operation
Disposed smelting equipments	$1,023,704	$74,474	Held for sale	In the month of March 2011	The equipments broke down and were not aligned with our day-to-day production
Total	$4,045,289	$184,385

As per the Company’s management’s decision, the Company has opted to dispose the fixed assets that were not in alignment with its day-to-day operations in April 2010 and suspended the accrual depreciation on these assets.  The disposal of these fixed assets should not be reported in discontinued operations since these assets did not qualify as such and the entity still has a significant continuing involvement in the operations of the component after the disposal transaction.  In March 2011, the Company wrote off the assets #1, #2 & #3 and sold the equipment #4 that was no longer used in the production.  The loss on disposal was recognized in the period ending March 2011 and would be presented in the statement of operations for such period.

Note 2 Summary of Significant Accounting Policies, page Q-6 9. Capitalized development and ore access costs, page Q-7

Comment:          3.           We note your new disclosure that your estimates for mineral reserves are a key component in determining units of production depreciation rates, and your estimates of probable ore reserves may change. It remains unclear from your disclosure the base over which you determine your units of production depreciation rate. Please confirm, if true, you use only proven and probable reserves to calculate your units of production depreciation rate. If such statement is not true, please tell us the base you use for your calculation. Finally, please revise your disclosure to specify your depreciation base.

Response:
Capitalized development costs are amortized using the units-of-production (UOP) method when the resources are mined. The Company’s initial estimate of mineral reserves is 1 million tons of run-off-mine ores (ROM), which is the base for its calculations. Due to the fact that the Company has recently conducted a mine survey, the Company believes that this estimate is reasonable and as such, no changes to such estimates were proposed.  However, the Company’s estimates of probable ore reserves may change, possibly in the near term, resulting in changes to depreciation and depletion rates.  Any such change will be reported in all future financial reports.  Please see footnote No. 9 of the Company’s financial statements for the quarter ending December 31, 2010.

Note 14 Convertible Notes, page Q-19

Comment:          4.           We note your responses to prior comments five and six which include revisions to your financial statements as of and for the nine months ended December 31, 2010. We also note your disclosure on page 98 specifying certain events that result in adjustment to the exercise price of the warrants. In this manner, it appears that such terms allow for adjustment to the exercise price of the warrants in the event that the company issues additional securities other than those contemplated in the IPO. Please clarify how your current classification of the warrants as equity, rather than a liability, is consistent with ASC 815-40-15.

Response:
The Company has restated its previously issued condensed consolidated financial statements as of and for the nine months ended December 31, 2010 to correct errors in the accounting for certain common stock warrants. Specifically, the Company previously classified common stock warrants as equity instruments. Such warrants that should have been classified as derivative liability instruments based on the terms of the warrants and the applicable accounting guidance. Please see page Q-19 of the Registration Statement.

The Company has historically accounted for common stock warrants as equity instruments. In consideration of ASC 815 - “Derivatives and Hedging — Contracts in Entity’s Own Equity”, the anti-dilution price protection features in the Company’s outstanding warrants require such warrants to be accounted for as liabilities and measured at fair value. The restated financial statements reflect the reclassification of the Company’s warrants from stockholders’ equity to a common stock warrant liability, and accounts for changes in the fair value of the warrant liability in the statement of operations.

**************
In addition to incorporating the changes required by the Staff’s comment above and as per our discussion w/ Mr. John Locas, we have also revised the Registration Statement to include disclosure relative to the possibility that our listing application with the NYSE Amex Equities may not be approved at the time the offering closes. We have also included the necessary risk factors associated with this disclosure.

We trust that the foregoing is responsive to the Staff’s comments. However, should the staff have additional comments or clarification, please do not hesitate to call me at (212) 752-9700. It is the Company’s desire to close the offer on or before May 11, 2011 and any assistance you could provide to us in meeting this goal would be highly appreciated.  Thank you.
Very truly yours,

/s/ Arthur Marcus
Arthur S. Marcus, Esq.